UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 10, 2025, E-Home Household Service Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers in a private placement 75,000,000 ordinary shares (the “Shares”) of the Company, at a purchase price of $0.20 per share for an aggregate price of $15,000,000 (the “Private Placement”). The Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The foregoing summary of the terms of the Agreement are subject to, and qualified in its entirety by, the Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-259464) and Forms of S-8 (Registration Numbers 333-265214, 273374 and 333-279756) to the extent not superseded by documents or reports filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated March 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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